As of January 2, 2006

Board of Directors
Eclipse Funds Inc.
51 Madison Avenue
New York, NY 10010

RE: Expense Reimbursement

Dear Board of Directors:

1.  This letter will confirm our intent that in the event the annualized ratio of total ordinary operating expenses (excluding taxes, interest, litigation, extraordinary expenses, and brokerage and other transaction expenses relating to the purchase or sale of portfolio investments) to average daily net assets of Class I shares for the MainStay Income Manager Fund (the “Fund”), calculated daily in accordance with generally accepted accounting principles consistently applied exceeds the percentage set forth below, we will waive fees or reimburse the expenses of the Fund (and each class thereof, in equal amounts) in the amount of such excess:

Fund	Expense Limit
MainStay Income Manager Fund	0.90%

2.  In addition, we confirm our intent that, in the event the annualized ratio of total ordinary operating expenses (excluding taxes, interest, litigation, extraordinary expenses, and brokerage and other transaction expenses relating to the purchase or sale of portfolio investments) to average daily net assets of Class A shares for the Fund, calculated daily in accordance with generally accepted accounting principles consistently applied, exceeds the percentage set forth below, we will reimburse the transfer agent expenses of the Class A, Class B and Class C share classes (the “Classes”) of each such Fund in an equivalent amount of such excess on the Class A shares:

Fund	Expense Limit
MainStay Income Manager Fund	0.99%

3.  Our undertaking to waive fees and reimburse expenses as stated above may not be terminated without prior approval of the Board of Directors.

4.  The foregoing expense limitations supersede any prior agreement regarding expense limitations. Each expense limitation is an annual, not monthly, expense limitation, and is based on the fiscal years of the Fund. Consequently, if the amount of expenses accrued during a month is less than an expense limitation, the following shall apply: (i) we shall be reimbursed by the Fund or Class(es) in an amount equal to such difference, but not in an amount in excess of any deductions and/or payments previously made during the year; and (ii) to the extent reimbursements are not made pursuant to (i), the Fund and/or Class(es) shall establish a credit to be used in reducing deductions and/or payments which would otherwise be made in subsequent months of the year. We shall be entitled to reimbursement from the Fund or Class of any fees waived pursuant to this arrangement if such reimbursement does not cause the Fund or Class to exceed existing expense limitations, and the reimbursement is made within three years.

5.  We authorize the Fund and its administrator to reduce our monthly management fees to the extent necessary to effectuate the limitations stated in Paragraph 1 above. In the event accrued expenses exceed the limitations stated in Paragraph 1 above after the reduction in our management fees, we authorize the Fund and its administrator to invoice us quarterly for the difference. We will pay to the Fund any such amounts promptly after receipt of an invoice.

6.  In the event accrued expenses exceed the limitations stated in Paragraph 2 above, we authorize the Fund and its administrator to invoice us quarterly for the difference. We will pay to the Classes any such amounts promptly after receipt of an invoice.

NEW YORK LIFE INVESTMENT MANAGEMENT LLC

By: _______________________________
Gary E. Wendlandt
Chairman and CEO

ACKNOWLEDGED:

ECLIPSE FUNDS INC.

By: _______________________________
Christopher O. Blunt
President